EXHIBIT 12.1

REYNOLDS AMERICAN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES/DEFICIENCY IN THE
COVERAGE OF FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For The Years Ended December 31,
	2007	2006	2005	2004	2003

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$2,073	$1,809	$1,416	$829	$(3,918)
Addback (deduct): Loss (income) on equity investment	(13)	(17)	(10)	(9)	5

	2,060	1,792	1,406	820	(3,913)
Interest and debt expense	338	270	113	85	111
Interest portion of rental expense	7	8	12	12	12

Earnings (loss) before fixed charges	$2,405	$2,070	$1,531	$917	$(3,790)

Fixed charges:
Interest and debt expense	$338	$270	$113	$85	$111
Interest portion of rental expense	7	8	12	12	12

Total fixed charges	$345	$278	$125	$97	$123

Ratio of earnings to fixed charges	7.0	7.4	12.2	9.5	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$—	$—	$—	$(3,913)